                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

COMMISSION FILE NUMBER 0-11688


A.  American Ecology Corporation 401(k) Savings Plan


B.  American Ecology Corporation
    5333 Westheimer, Suite 1000
    Houston, TX  77056-5407



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      American Ecology Corporation
                                      401(k) Savings Plan


Date:     July 14, 1995               /s/ C. Clifford Wright, Jr.
      ________________________        ____________________________________
                                          C. Clifford Wright, Jr.
                                          Plan Administrator

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES

                           DECEMBER 31, 1994 AND 1993


Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Statement of Changes in Net Assets Available for Benefits for the Year Ended
 December 31, 1994

Notes to Financial Statements

Exhibit 1 - Statements of Net Assets Available for Benefits by Fund as of December 31, 1994 and 1993

Exhibit 2 - Statement of Changes in Net Assets Available for Benefits by Fund for the Year Ended December 31, 1994

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1994

Schedule II - Schedule of Reportable Transactions for the Year Ended December 31, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Administrative Committee of the
American Ecology Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the American Ecology Corporation 401(k) Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements, exhibits and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements, exhibits and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Ecology Corporation 401(k) Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year ended December 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Houston, Texas
June 30, 1995

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                  December 31,
                                                             ----------------------
                                                                1994        1993
                                                             ----------  ----------
ASSETS:
 Investments, at fair value (Schedule I)-
  Equity investment funds                                    $2,925,783  $1,903,035
  Common stock of American Ecology Corporation                  112,382      64,923
  Bond fund                                                     381,421     323,368
  Money market fund                                             790,492     518,049
 Investments in guaranteed interest accounts, at contract
 value (Schedule I)                                             663,781   1,091,213
                                                             ----------  ----------
    Total investments                                         4,873,859   3,900,588
                                                             ----------  ----------
 Employer contributions receivable                               36,157      26,127
 Employee contributions receivable                               97,483      61,898
                                                             ----------  ----------
    Total receivables                                           133,640      88,025
                                                             ----------  ----------
      Total assets                                            5,007,499   3,988,613
                                                             ----------  ----------
LIABILITIES:
 Administrative expenses payable                                 72,147      43,117
                                                             ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                            $4,935,352  $3,945,496
                                                             ==========  ==========

The accompanying notes, exhibits and schedules are an integral part of these financial statements.

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 1994


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income (loss):
  Net depreciation in fair value of investments                   $ (172,024)
  Interest                                                            54,730
  Dividends                                                          122,122
                                                                  ----------
                                                                       4,828
                                                                  ----------
 Contributions:
  Employer                                                           343,417
  Employee                                                           836,387
                                                                  ----------
                                                                   1,179,804
                                                                  ----------
 Rollovers from other plans                                          472,869
                                                                  ----------
    Total additions                                                1,657,501
                                                                  ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Withdrawals and benefit payments                                    633,053
 Administrative expenses and other                                    34,592
                                                                  ----------
    Total deductions                                                 667,645
                                                                  ----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    989,856

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year               3,945,496
                                                                  ----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                    $4,935,352
                                                                  ==========

The accompanying notes, exhibits and schedules are an integral part of these financial statements.

                AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

1.  DESCRIPTION OF THE PLAN:

GENERAL

American Ecology Corporation 401(k) Savings Plan ("the Plan") was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company") hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan.

An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee appoints a member of the administrative committee to serve as Plan administrator. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan. The administrative committee has appointed three employees of the Company as trustee, who have the authority to control the assets of the Plan in accordance with the terms of the Plan. Alex. Brown & Sons, Incorporated ("Alex Brown") was appointed as custodian of the Plan's assets on January 1, 1993 authorizing Alex Brown to manage the Plan's assets.

In March 1993, the Company acquired Waste Processor Industries, Inc. ("WPI"). The WPI Retirement Savings Plan, also a defined contribution plan, was merged into the Plan effective July 1, 1993.

EMPLOYEE CONTRIBUTIONS

Participants may elect to defer any whole percentage up to 10 percent of their compensation, as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service, and have the Company make contributions to the Plan on their behalf through payroll deductions (deferred savings account). Participant contributions are fully (100 percent) vested and nonforfeitable. Participants may elect to deposit their contributions in any of the investment options available.

EMPLOYER CONTRIBUTIONS

The Company also contributes a matching amount on behalf of each participant equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 3.3 percent of compensation. The Company's matching contributions are subject to the vesting schedule detailed below. Since January 1, 1993, the matching contributions have been directed by the participant.

VESTING

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

                                             Percentage of
                            Service         Vested Interest
                            -------         ---------------

                             1 year               20%
                             2 years              60
                             3 years             100

Participants vest immediately in their deferrals plus actual earnings thereon. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 65.

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the employee's deferred contributions and the Company's matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investment, is allocated quarterly to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation. Forfeitures of terminated participants' non-vested benefits are applied to pay administrative expenses and then to reduce the Company's contributions to the Plan. No forfeitures were utilized during fiscal 1994 to pay administrative expenses. Forfeitures available to pay administrative expenses were $25,499 and $8,966 at December 31, 1994 and 1993, respectively.

PAYMENT OF WITHDRAWALS AND BENEFITS

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

EXPENSES

Expenses of administering the Plan are to be borne by the Plan. During the year ended December 31, 1994 and 1993, $21,501 and $50,646, respectively, of administrative expenses were paid by the Company on behalf of the Plan and are to be reimbursed by the Plan. Such amounts are included in administrative expenses payable.

TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

2.  SUMMARY OF ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured by quoted market prices in active markets or by the contracted price. Investment income is recorded as earned. The records of the Plan are maintained on the cash basis of accounting and have been converted to the accrual basis using information provided by the asset custodian and plan administrator.

PAYMENT OF WITHDRAWALS AND BENEFITS

Benefits are recorded when paid. Included in net assets available for Plan benefits at December 31, 1994 and 1993, are $21,420 and $204,043, respectively, which represents amounts requested but not yet paid to former participants of the Plan.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following seven investment options:

  Templeton Foreign Fund - seeks capital growth by investing in stocks and debt obligations of companies and governments principally outside the United States.

  Fidelity OTC Portfolio - seeks capital growth by investing primarily in securities traded in the over-the-counter securities market.

  Fidelity Advisor Equity Growth Fund - seeks capital growth by investing in common stock, preferred stock, and securities convertible to common stock with above average growth statistics.

  Phoenix Balanced Fund - seeks capital growth and conservation of capital by investing in common stocks and fixed-income securities such as U.S. Treasury obligations.

  Scudder Short-Term Bond Fund - seeks high level of income consistent with a high degree of principal stability by investing in high quality short-term bonds, including U.S. government securities and corporate debt securities.

  Alex. Brown Cash Reserve Fund Prime Series - seeks preservation of capital and liquidity by investing in money market investments, including U.S. Treasury obligations.

  American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 7.84% and 7.31% at December 31, 1994 and 1993, respectively) and mature through September 30, 1997. The balances in the guaranteed interest accounts will remain in such accounts until maturity or withdrawal by the employee.

3.   GUARANTEED INTEREST ACCOUNTS:

The guaranteed interest accounts held by the Plan consist of the following:


                                                                              December 31,
                                                                          --------------------
                                                                            1994       1993
                                                                          --------  ----------

Guaranteed interest account with interest at rate in effect at date of contribution (rate of 5.95% at December 31, 1993)
     and maturing on December 31, 1993                                    $     --  $  287,028
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 6.03% at December 31, 1993) and maturing
     on September 30, 1994                                                      --      31,262
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 8.00% at December 31, 1994 and 1993)
     and maturing on December 31, 1994                                     280,335     298,532
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 4.94% at December 31, 1994 and 1993)
     and maturing on September 30, 1995                                     16,512      24,698
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 8.25% at December 31, 1994
     and 8.23% at December 31, 1993) and maturing on
     December 31, 1995                                                     267,208     344,019
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 7.02% at December 31, 1994 and
     7.01% at December 31, 1993) and maturing
     on September 30, 1996                                                   1,716       5,201
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 6.85% at December 31, 1994 and 1993)
     and maturing on December 31, 1996                                      96,445      96,285
Guaranteed interest account with interest at rate in effect at date of contribution (rate of 5.89% at December 31, 1994
     and at 5.88% at December 31, 1993) and maturing
     on September 30, 1997                                                   1,565       4,188
                                                                          --------  ----------
                                                                          $663,781  $1,091,213
                                                                          ========  ==========

4.   INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 7, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

5.   RECONCILIATION BETWEEN FORM 5500 AND FINANCIAL STATEMENTS:

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. The Plan administrator, however, prepares the Form 5500 on a modified cash basis of accounting, which includes recording investments at fair value and accruing income as earned, as permitted by the Internal Revenue Service. As a result, the Form 5500 does not include certain accruals reflected in the financial statements. At the date of this report, the Form 5500 had not been prepared for 1994. It is anticipated that the reconciliation between the net assets available for Plan benefits per the Form 5500 and the financial statements as of December 31, 1994, will contain reconciling items consisting primarily of accrued expenses of $72,147.

6.   THE COMPANY'S CREDIT AGREEMENT:

The Company's Credit Agreement calls for a principal maturity date of January 31, 1996. Management's current projections indicate that there will not be sufficient cash flow from operations to fund that obligation. The Company reported an unaudited net loss of $1.9 million for the first quarter of fiscal 1995 and has a working capital deficit of $36.3 million as of March 31, 1995. Management anticipates a net loss for the second quarter of fiscal 1995 and has been notified by its bank lender that it is currently in default with the terms of the Credit Agreement. The bank's notice of default resulted from the Company's failure to obtain alternative financing to pay down a portion of the outstanding bank debt.

Negotiations to amend the Credit Agreement and to cure the default are currently in progress. Management believes that the amendment will be completed by the end of July 1995. The amendment is expected to extend the maturity of loans outstanding under the Credit Agreement and to establish new financial covenants. Failure by the Company to abide by the terms of the Credit Agreement could impact the Company and ultimately affect the Plan. Upon execution of the amendment, the Company will be in compliance with all terms, conditions and covenants of the Credit Agreement.

7.   SUBSEQUENT EVENT:

Effective May 1, 1995, the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as the trustee of the Plan.

                                                                       Exhibit 1

               AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                            AS OF DECEMBER 31, 1994

                                                                                                                 Non-
                                                                                                             Participant
                                                                Participant Directed                          Directed
                             ------------------------------------------------------------------------------  -----------
                                                    Fidelity                         Alex Brown   American
                                                    Advisor               Scudder      Cash       Ecology
                             Templeton  Fidelity     Equity    Phoenix   Short Term   Reserve    Corporation  Guaranteed
                              Foreign      OTC       Growth    Balanced     Bond     Fund Prime    Common      Interest
                               Fund     Portfolio     Fund       Fund       Fund       Series      Stock       Accounts     Total
                             ---------  ---------  ----------  --------  ----------  ----------  -----------  ----------  ----------


ASSETS:
 Investments, at fair
  value:
   Equity investment funds    $443,385   $583,702  $1,094,028  $804,668    $     --  $      --      $     --    $     --  $2,925,783
   Common stock of
    American Ecology
    Corporation                     --         --          --        --          --         --       112,382          --     112,382
   Bond fund                        --         --          --        --     381,421         --            --          --     381,421
   Money market fund                --         --          --        --          --    790,492            --          --     790,492
 Investments in guaranteed
  interest accounts,
  at contract value                 --         --          --        --          --         --            --     663,781     663,781
                              --------   --------  ----------  --------    --------  ---------      --------  ----------  ----------
     Total investments         443,385    583,702   1,094,028   804,668     381,421    790,492       112,382     663,781   4,873,859
                              --------   --------  ----------  --------    --------  ---------      --------  ----------  ----------
 Due to (from) other funds     228,197     99,441     114,754     7,401      14,339   (499,135)       32,295       2,708          --
 Contributions receivable       22,921     20,163      44,713    27,726       7,530      6,944         3,643          --     133,640
                              --------   --------  ----------  --------    --------  ---------      --------  ----------  ----------
        Total assets           694,503    703,306   1,253,495   839,795     403,290    298,301       148,320     666,489   5,007,499
                              --------   --------  ----------  --------    --------  ---------      --------  ----------  ----------
LIABILTIES:
 Administrative expenses
  payable                        8,296     10,147      16,533    12,263       6,367      6,043         2,131      10,367      72,147
                              --------   --------  ----------  --------    --------  ---------      --------  ----------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                     $686,207   $693,159  $1,236,962  $827,532    $396,923  $ 292,258      $146,189    $656,122  $4,935,352
                              ========   ========  ==========  ========    ========  =========      ========  ==========  ==========

The accompanying notes are an integral part of this exhibit.

               AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                            AS OF DECEMBER 31, 1993


                                                                                                                 Non-
                                                                                                             Participant
                                                                Participant Directed                          Directed
                             ------------------------------------------------------------------------------  -----------
                                                    Fidelity                         Alex Brown   American
                                                    Advisor               Scudder      Cash       Ecology
                             Templeton  Fidelity     Equity    Phoenix   Short Term   Reserve    Corporation  Guaranteed
                              Foreign      OTC       Growth    Balanced     Bond     Fund Prime    Common      Interest
                               Fund     Portfolio     Fund       Fund       Fund       Series      Stock       Accounts     Total
                             ---------  ---------  ----------  --------  ----------  ----------  -----------  ----------  ----------


ASSETS:
 Investments, at fair value:
   Equity investment funds     $280,377   $437,646  $651,086  $533,926    $     --   $      --       $    --  $       --  $1,903,035
   Common stock of American
    Ecology Corporation              --         --        --        --          --          --        64,923          --      64,923
   Bond fund                         --         --        --        --     323,368          --            --          --     323,368
   Money market fund                 --         --        --        --          --     518,049            --          --     518,049
 Investments in guaranteed
  interest account,
  at contract value                  --         --        --        --          --          --            --   1,091,213   1,091,213
                               --------   --------  --------  --------    --------   ---------       -------  ----------  ----------
    Total investments           280,377    437,646   651,086   533,926     323,368     518,049        64,923   1,091,213   3,900,588
                               --------   --------  --------  --------    --------   ---------       -------  ----------  ----------
 Due to (from) other funds       20,281     66,582   144,762    48,505       9,605    (310,676)       20,941          --          --
 Contributions receivable         8,266     14,670    27,017    19,365       8,449       3,476         6,782          --      88,025
                               --------   --------  --------  --------    --------   ---------       -------  ----------  ----------
       Total assets             308,924    518,898   822,865   601,796     341,422     210,849        92,646   1,091,213   3,988,613
                               --------   --------  --------  --------    --------   ---------       -------  ----------  ----------
LIABILTIES:
 Administrative expenses
  payable                         3,112      5,187     9,483     6,077       3,473       1,638         1,029      13,118      43,117
                               --------   --------  --------  --------    --------   ---------       -------  ----------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                      $305,812   $513,711  $813,382  $595,719    $337,949   $ 209,211       $91,617  $1,078,095  $3,945,496
                               ========   ========  ========  ========    ========   =========       =======  ==========  ==========

The accompanying notes are an integral part of this exhibit.

                                                                       Exhibit 2

               AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                                 Non-
                                                                                                             Participant
                                                                Participant Directed                          Directed
                             ------------------------------------------------------------------------------  -----------
                                                    Fidelity                         Alex Brown   American
                                                    Advisor               Scudder      Cash       Ecology
                             Templeton  Fidelity     Equity    Phoenix   Short Term   Reserve    Corporation  Guaranteed
                              Foreign      OTC       Growth    Balanced     Bond     Fund Prime    Common      Interest
                               Fund     Portfolio     Fund       Fund       Fund       Series      Stock       Accounts     Total
                             ---------  ---------  ----------  --------  ----------  ----------  ---------   ----------  ----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Investment income (loss):
  Net depreciation in fair
   value of investments     $(36,721)   $(14,552)  $  (14,762)  $(49,433)  $(32,866)  $     --   $(23,690)  $       --   $ (172,024)

  Interest                        --          --           --         --         --         --         --       54,730       54,730
  Dividends                   29,425       4,887       12,732     20,405     26,326     27,231      1,116           --      122,122
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------
                              (7,296)     (9,665)      (2,030)   (29,028)    (6,540)    27,231    (22,574)      54,730        4,828
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------
 Contributions:
  Employer                    48,520      53,788      104,963     71,849     26,165     19,632     18,500           --      343,417
  Employee                   121,000     133,575      253,549    166,236     69,266     39,160     53,601           --      836,387
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------
                             169,520     187,363      358,512    238,085     95,431     58,792     72,101           --    1,179,804
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

 Rollovers from other
   plans                      94,612      55,123      180,891    129,930         89      6,022      6,202           --      472,869
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------
   Total additions           256,836     232,821      537,373    338,987     88,980     92,045     55,729       54,730    1,657,501
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Withdrawals and benefit
  payments                    59,578      90,940      103,226     68,361     32,038     54,244     12,451      212,215      633,053
 Administrative expenses
  and other                     (341)      4,831       (3,994)    10,164      8,746     13,457      4,557       (2,828)      34,592
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------
   Total deductions           59,237      95,771       99,232     78,525     40,784     67,701     17,008      209,387      667,645
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS                   197,599     137,050      438,141    260,462     48,196     24,344     38,721     (154,657)     989,856
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

 Interfund transfers         182,796      42,398      (14,561)   (28,649)    10,778     58,703     15,851     (267,316)          --
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

NET INCREASE (DECREASE) IN
 NET ASSETS AVAILABLE FOR
 BENEFITS                    380,395     179,448      423,580    231,813     58,974     83,047     54,572     (421,973)     989,856
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of
 year                        305,812     513,711      813,382    595,719    337,949    209,211     91,617    1,078,095    3,945,496
                            --------    --------   ----------   --------   --------   --------   --------   ----------   ----------

NET ASSETS AVAILABLE FOR
 BENEFITS, end of year      $686,207    $693,159   $1,236,962   $827,532   $396,923   $292,258   $146,189   $  656,122   $4,935,352
                            ========    ========   ==========   ========   ========   ========   ========   ==========   ==========

The accompanying notes are an integral part of this exhibit.

                                                                      Schedule I

               AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994


                                                                                                  Number of
                                                                                                  Shares or              Current
Identity of Issue                                           Description                             Units      Cost       Value
- -----------------                                           -----------                           ---------  ---------  ----------

Templeton Funds, Inc.                                       Foreign Fund                            50,270  $  450,935  $  443,385

Fidelity Institutional Retirement
 Services Company                                           OTC Portfolio                           25,084     605,213     583,702

Fidelity Institutional Retirement
 Services Company                                           Advisor Equity: Growth Fund             38,576   1,081,554   1,094,028

Phoenix Equity Planning Corporation                         Balanced Fund                           54,259     859,567     804,668

Scudder                                                     Short Term Bond Fund                    34,929     411,689     381,421

Alex Brown & Sons (1)                                       Cash Reserve Fund Prime Series         790,492     790,492     790,492

American Ecology Corporation (1)                            Common Stock                            15,501     150,874     112,382

Principal Mutual Life Insurance Company:
 Guaranteed interest accounts (2) -
Maturing December 31, 1994, with an interest rate of 8.05%                                            --        11,793      11,793
Maturing December 31, 1994, with an interest rate of 8.00%                                            --       268,542     268,542
Maturing September 30, 1995, with an interest rate of 7.55%                                           --           337         337
Maturing September 30, 1995, with an interest rate of 4.89%                                           --        16,175      16,175
Maturing December 31, 1995, with an interest rate of 8.30%                                            --        99,049      99,049
Maturing December 31, 1995, with an interest rate of 8.15%                                            --       153,599     153,599
Maturing December 31, 1995, with an interest rate of 8.25%                                            --        14,560      14,560
Maturing September 30, 1996, with an interest rate of 7.02%                                           --         1,716       1,716
Maturing December 31, 1996, with an interest rate of 6.85%                                            --        96,445      96,445
Maturing September 30, 1997, with an interest rate of 5.89%                                           --         1,565       1,565
                                                                                                            ----------  ----------
                                                                                                               663,781     663,781
                                                                                                            ----------  ----------
                                                    Total assets held for investment purposes               $5,014,105  $4,873,859
                                                                                                            ==========  ==========

(1)  Indicated party in interest.

(2) Cost approximates current value (or fair value). Current value is equal to contract value.

The accompanying notes are an integral part of this schedule.

                                                                     Schedule II

               AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                       Current Value
                                                                                                         of Asset
                                                                  Purchase      Selling     Cost of     at Date of         Net
Identity of Party Involved            Description                 Price (a)    Price (b)     Asset     Transaction      Gain(Loss)
- ----------------------------          -----------                 ----------  ------------  --------   ------------    ------------

Templeton Funds, Inc.                 Templeton Foreign Fund
                                         Purchases                $  259,529   $       --   $  259,529    $  259,529       $    --
                                         Sales                            --       59,801       48,427        59,801        11,374

Fidelity Institutional Retirement     Fidelity OTC Portfolio
Services Company                         Purchases                   251,768           --      251,768      251,768             --
                                         Sales                            --       91,160       93,608       91,160         (2,448)

Fidelity Institutional Retirement     Fidelity Advisor Equity
Services Company                      Growth Fund
                                         Purchases                   560,046           --      560,046      560,046             --
                                         Sales                            --      102,342       91,042      102,342         11,300

Phoenix Equity Planning Corporation   Phoenix Balanced Fund
                                         Purchases                   419,434           --      419,434      419,434             --
                                         Sales                            --       99,259      101,430       99,259         (2,171)

Alex Brown & Sons                     Alex Brown Cash Reserve
                                      Fund
                                         Purchases                 3,027,851           --    3,027,851    3,027,851             --
                                         Sales                            --    2,755,408    2,755,408    2,755,408             --

(a) Purchase price includes expenses incurred with transactions (i.e., commissions, transfer fees, etc.).
(b) Selling price is net of expenses incurred with transactions.

A reportable transaction represents a transaction or a series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan assets as of January 1, 1994.

The accompanying notes are an integral part of this schedule.